UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

80 Broad Street, 5th Floor
New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Resignation of Louis Luo from CEO Position

On May 30, 2025, Louis Luo resigned from his position as Chief Executive Officer (“CEO”) of Color Star Technology Co., Ltd. (the “Company”). Mr. Luo’s resignation did not result from any disagreement with the Company.

Appointment of Samantha Huang as CEO

On May 30, 2025, Samantha Huang, a current member of the board of directors (the “Board”) of the Company, was appointed as CEO to fill in the vacancy created by Mr. Luo’s resignation effective immediately.

Samantha Huang has served as a President at BK FOOD INC. (New York) from August 2019 to October 2024, where she is responsible for setting strategic goals and ensuring alignment with the company’s vision. From June 2013 to June 2019, Ms. Huang served as the Executive Director at Pengpai Pros & Partners (New York). Earlier in her career, she was a Chief Investment & Finance Officer at Shanghai Daoshe Law Firm from July 2010 to February 2013. Ms. Huang obtained her bachelor’s degree in accounting and finance from Shanghai University in July 2006.

Ms. Huang was appointed to be a director of the Board on March 17, 2025. She has no family relationships with any of the executive officers or other directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Ms. Huang had, or will have, a direct or indirect material interest.

The Company entered into an employment agreement with Ms. Huang pursuant to which Ms. Huang shall receive an annual compensation of 50,000 Class A ordinary shares of the Company and a monthly salary of $7,000. The employment agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibits 99.1.

Exhibits.

Exhibit No.	Description
99.1	Form of Employment Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 30, 2025

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Samantha Huang
Name:	Samantha Huang
Title:	Chief Executive Officer

2